Katherine R. Kelly
Vice President & Assistant General Counsel
345 Park Avenue New York, NY 10154-0037
Tel 212-546-4852 Fax 212-546-9966 katherine.kelly@bms.com

May 17, 2012

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Bristol-Myers Squibb Company

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 17, 2012

Form 8-K Dated January 26, 2012

Filed January 26, 2012

File No. 001-01136

Dear Mr. Rosenberg:

This letter responds to the comment letter (the “Comment Letter”) dated April 19, 2012 regarding the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Annual Report on Form 10-K for the year ended December 31, 2011 (“2011 Form 10-K”) and the Form 8-K filed on January 26, 2012 (“Form 8-K”) of Bristol-Myers Squibb Company (the “Company” or “BMS”). For the convenience of the Staff, we reproduce in bold the text of each numbered paragraph in the Comment Letter and follow with our own responses.

Form 10-K for the Fiscal Year Ended December 31, 2011

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Accounting Policies

Research and Development, page 68

1.

In the last paragraph on page eight you indicate that research and development expenses include proportionate allocations of enterprise-wide costs. Please tell us the types of enterprise-wide costs that you allocate to research and development expense and the bases you use to allocate them. Also, tell us the

Mr. Jim B. Rosenberg	Page 2

amount of these enterprise-wide costs allocated to research and development expenses in each of the last three years. In your response, please clarify how these costs are clearly related to research and development activities and how your allocation is reasonable under ASC 730-10-25-2e.

Enterprise-wide costs that we allocated to research and development (“R&D”) expenses were $482 million, $500 million and $468 million for the years ended 2011, 2010 and 2009, respectively, and consist primarily of facilities, information technology and employee stock compensation. The allocation of these enterprise-wide costs is clearly related to R&D activities as required under ASC 730-10-25-2e because these indirect costs are necessary to support our overall R&D infrastructure. Facility costs represent the substantial majority of these enterprise-wide allocations and are allocated based on the square footage of the physical structures currently utilized in connection with R&D activities and include leases, depreciation, taxes, utilities and various services required for the overall maintenance of the facilities. Information technology costs are allocated based on the historical usage of information technology services by individuals involved in R&D efforts and include expenses associated with the upkeep and development of company-wide information technology systems which are essential for everyday R&D functions. Employee stock compensation costs are allocated based on the historical relative percentages of the fair value of the stock awards granted to R&D personnel.

Note 2. Business Segment Information, page 69

2.	You disclose that you operate in a single segment and that the segment information you present is consistent with the financial information regularly reviewed by the chief operating decision maker, your chief executive officer, for purposes of evaluating performance, allocating resources, setting incentive compensation targets, and planning and forecasting future periods. Please demonstrate to us how you have one operating segment and reference the authoritative literature you rely upon to support your position. In your response, please explain why the six geographic regions identified in the table at the bottom of page 69 are not operating segments. From your list of executive officers on page 30, it appears that you may have presidents for each of your reported geographic regions. Please explain why these presidents are not the segment managers identified in ASC 280-10-50-7. In addition, please provide us with one set of the reports your chief executive officer regularly reviews to evaluate performance, allocate resources, etc. and tell us the frequency with which he reviews these reports. Tell us whether he reviews any other reports on a less frequent basis and, if so, describe those reports.

We are a global biopharmaceutical company that operates in a single segment. Our business is supported by several key functions: a global R&D organization, a global manufacturing and supply organization (“GM&S”), a global commercialization organization, and five regional commercial organizations in the United States (“U.S.”); Europe; Japan, Asia Pacific and Canada (“JPAC”); Latin America, Middle East and Africa (“Intercontinental”); and Emerging Markets, which consists of Brazil, Russia, India, China and Turkey. The “Other”

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category which appears in the last row of the table on the bottom of page 69 of our 2011 Form 10-K, is not a regional commercial organization but consists of incidental revenues from our other functional organizations such as royalty income and contract manufacturing sales. Our business is also supported by a global corporate staff function.

In 2007, we had three reportable segments: Pharmaceuticals, Nutritionals (consisting of Mead Johnson Nutritionals, primarily an infant formula and children’s nutritionals business), and Other Health Care (consisting of ConvaTec, an ostomy, wound and skin care business, and Medical Imaging, a medical imaging device business). As part of our strategy over the last few years, we have transformed from a diverse pharmaceuticals, nutritionals and other health care company into a focused biopharmaceuticals company. In 2008, we divested the Medical Imaging and ConvaTec businesses. In 2009, after completing a split-off of the Nutritionals business, we analyzed our business under ASC 280-10-50 and determined that our Pharmaceuticals business (which we now refer to as our BioPharmaceuticals business) constituted one reportable segment. This single-segment determination is further supported by the content of the financial reports regularly provided to our chief executive officer, who is our chief operating decision maker, the nature of our business activities, management structure, and the information presented to the Board of Directors, and is also consistent with the reporting of the entire Pharmaceuticals business as one segment in previous years.

ASC 280-10-50-1 defines an operating segment as a component of a public entity that has all of the following characteristics:

a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity)

b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.	Its discrete financial information is available.

None of our functional areas, including the regional organizations, meet all of the above criteria to be an operating segment. Although certain financial information for each functional organization is available, and although the regional commercial organizations engage in business activities from which they may earn revenues and incur expenses, our chief executive officer does not use the financial information for the functional areas to make decisions about resource allocation or assess business performance. The regional financial information also has limitations, more fully described below, which renders it insufficient as a basis for such decision-making. Instead, our chief executive officer uses consolidated operating results and worldwide net sales by product to make decisions about resource allocation and assess business performance. In addition, the Board of Directors receives a financial update at each of its regularly scheduled meetings. The information presented to the Board of Directors consists of: (1) worldwide net sales by key product; (2) consolidated profit and loss (“P&L”) statement; and (3) consolidated cash flow statement. The Board of Directors only reviews results at the biopharmaceuticals segment level and does not review any regional information.

Mr. Jim B. Rosenberg	Page 4

Financial Reports Regularly Reviewed by our Chief Executive Officer

We are supplementally providing you with one set of the monthly reports (the “Monthly Reports”) that our chief executive officer regularly reviews to assess business performance and allocate resources as a supplemental submission pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, which submission requests that the materials be returned to us promptly following the completion of the Staff’s review thereof in accordance with Rule 12b-4 and requests confidential treatment of those materials pursuant to the procedures set forth in 17 C.F.R. §200.83. These Monthly Reports include a Net Sales Report and an Actuals Management Report containing the following information for the quarter-to-date (“QTD”) and year-to-date (“YTD):

•	Net Sales Report

•	Worldwide net sales information by key product

•	Regional net sales information by key product

•	Executive summary with explanations of variances compared to the budget, to projections and to the prior year’s results

•	Actuals Management Report

•	Worldwide net sales information by key product

•	Consolidated income statement (excluding specified items)

•	Executive summary with explanations of variances compared to the budget, to projections and to the prior year’s results

•

Any other miscellaneous consolidated financial information that may be requested by our chief financial officer for a particular month (e.g., operating expenses by quarter, preliminary calculations of bonus performance metrics near year-end, risks and opportunities to projections)

In March, June, September and December (our fiscal quarter-end months), the Actuals Management Report also includes:

•	Worldwide net sales by key product for the quarter compared to the prior year’s quarterly results and analyst consensus; and

•	Consolidated income statement for the quarter compared to the prior year’s results and analyst consensus by line item.

The Monthly Reports are the reports used by the chief executive officer in reviewing the company’s business performance and making decisions or recommendations to the Board of Directors about overall operating and capital budgets, key product strategies, acquisitions and alliances, divestitures, restructurings and cost reduction initiatives, capital structure, compensation measures and other strategic matters. These reports are also reviewed by the Senior Management Team (“SMT”), which meets regularly to focus on major strategic, financial, operational and policy issues that affect the Company. The Board of Directors does not review the Monthly Reports but receives the regular financial updates described above at each of its scheduled meetings. Neither the SMT nor the Board of Directors reviews operating results by functional area.

In addition to the Monthly Reports, our chief executive officer receives other financial information as part of the quarterly earnings review process, annual budget review process, bi-annual projection process, and annual long-term strategic plan review process. Quarterly, in preparation for the quarterly earnings call and to support his certification in the Company’s Form 10-K or Form 10-Q for the quarter, our chief executive officer has quarterly business

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updates during which he reviews the following information for each of our functional organizations: operational highlights for the quarter; net sales by key product (QTD and YTD – regional commercial functions only); non-GAAP P&L summaries compared to the budget and projections (QTD and YTD); potential significant risks and opportunities for the quarter and full year; and any other information specific to the functional area that is significant for the quarter (e.g., key brand performance, market data, inventory levels, specified items, etc.).

During the annual budget process, key decision items are highlighted for the chief executive officer together with each item’s estimated financial impact on consolidated net sales or operating expenses and the aggregate estimated financial impact of all key decision items on consolidated pre-tax earnings and earnings per share. Upon completion and resolution of the key decision items, the consolidated budget is presented to the Board of Directors for review. In addition, our chief executive officer reviews annual business plans for each of the global and regional organizations. These reviews are tailored to the nature and responsibility of each organization and include information on global strategic imperatives, assumptions, therapeutic areas, product sales (for the regional organizations), pipeline portfolio summaries and recommendations (for R&D only), product cost and manufacturing initiatives (for GM&S only), P&L summaries and other financial information, and significant risks and opportunities.

During the bi-annual projection process, which updates the budget for the current year, the chief executive officer reviews similar information to what he reviews during the budget process. Significant changes from prior estimates are also highlighted for his review.

Our annual long-term strategic financial planning process focuses on key growth levers such as maximizing the value of our consolidated R&D pipeline and our existing product portfolio. The information is primarily organized by therapeutic area and focuses on potential approval / launch dates and overall market potential. The financial information is organized and presented on a consolidated basis, not regionally or by therapeutic area. Risks are also assessed on a consolidated basis and consider pricing, foreign currency and interest rate assumptions as well potential regulatory impacts.

Some of these additional reports contain regional operating results that are not part of the Monthly Reports. This regional information has limitations, which make it an inadequate basis for resource allocation and other strategic decisions by the chief executive officer. The focus of these reports is not on regional pre-tax earnings but on the regional information that supports the Company’s consolidated business performance. For example, none of the regional operating results contain allocated expenses for research and development, certain manufacturing costs, global commercialization activities and other unallocated expenses such as finance, legal, information technology, human resources, procurement and facilities. These unallocated costs are more than $5 billion, or more than 25% of our annual net sales.

We believe that the three characteristics of operating segments described in ASC 280-10-50-1 identifies our global biopharmaceuticals business as a single operating segment and that given the inherent limitations of the more detailed information about each geographic region presented to the chief executive officer on a less regular basis, those reports are not used

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by him to allocate resources or assess business performance. Even assuming he were to use the regional operating results, however, ASC 280-10-50-6 provides that if the chief operating decision maker uses more than one set of segment information, “other factors may identify a single set of components as constituting a public entity’s operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors.” We believe that these other factors further support our analysis that we are a single segment company.

Nature of Business Activities

Our business activities include the discovery, development, manufacturing, marketing, distribution and sale of innovative medicines. We have a globally-managed business, which is reflected throughout our operations. This may be best illustrated with our R&D pipeline. As an innovative company, our pipeline of investigational compounds is critical to our long-term prospects and future competitiveness. Decisions about whether or not to move programs into the next stage of development are made on a compound-by-compound, indication-by-indication basis depending on the science, unmet medical need, global clinical trial results and potential global market opportunities. Our development and regulatory filings strategy has also become increasingly global, as evidenced by our decision to submit regulatory filings for potential new product approvals in multiple countries at the same time.

Management Structure

The heads of our global research and development organization, global manufacturing and supply organization and global commercialization organization report directly to the chief executive officer. The chief financial officer, the general counsel and corporate secretary, the senior vice president of Human Resources, Public Affairs and Philanthropy, and the chief compliance and ethics officer all report directly to the chief executive officer. Combined, their organizations represent the global corporate staff functions supporting the business. With respect to the heads of the regional commercial functions, the head of the U.S. Pharmaceuticals group reports directly into the chief executive officer, but the heads of Europe and Emerging Markets group report into the head of the global commercialization organization, and the heads of JPAC and the Intercontinental region report into the chief financial officer, who acquired these additional regional responsibilities in October 2011.

According to ASC-280-10-50-7, “Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment.” The regional presidents responsible for our five geographic regions are not segment managers because four of the five do not report directly to the chief executive officer and are therefore not directly accountable to him. With respect to the president of our U.S. pharmaceuticals business who does report directly to the chief executive officer, we do not believe he is a segment manager because the Company’s business performance is assessed at a global level and key strategic and resource allocation decisions are made taking into account total company performance as described more fully above.

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Our management structure has changed a number of times over the last few years, shifting the responsibility for certain geographic regions to different members of senior management, without any functional changes to the business activities or operations. For example, when our former senior vice president, Commercial Operations and president, U.S., Japan and Intercontinental retired from the Company in October 2011, a new executive officer was appointed to assume responsibility for the United States region and our chief financial officer assumed responsibility for the JPAC and Intercontinental regions, with the presidents of those regions reporting into him.

The regions themselves have changed within the last few years too. Prior to June 2010, our commercial function was supported by the following four regions: United States; Europe, Middle East and Africa; Other Western Hemisphere; and Pacific. With the strategic emphasis on specific emerging markets, we reorganized our regional functions in 2010, creating an Emerging Markets region and re-aligning countries into the regions we have today. We regularly review the composition of these regions and make changes as appropriate. The frequency and ease with which these geographic regions have been re-aligned, and may be re-aligned again, lend further support to our determination that the regional functions are not separate operating segments but are simply functions driven by strategic considerations for our global business.

Information Presented to the Board of Directors

As mentioned earlier, the information presented to the Board of Directors consists of: (1) worldwide net sales by key product; (2) consolidated P&L statement; and (3) consolidated cash flow statement. The Board of Directors does not receive any regional information and only regularly reviews results at the biopharmaceuticals segment level.

Incentive Compensation Performance Metrics

In addition, under our incentive compensation plan, the performance metrics that fund the bonus pool for all employees are based on company-wide financial measures. In each of the last three years, as disclosed in our Definitive Proxy Statements on Form 14A, the performance metrics have been based on non-GAAP diluted earnings per share, non-GAAP net sales, net of foreign exchange, and working capital plus capital expenditures as a percentage of net sales.

Conclusion

As described above, after analyzing our business in accordance with ASC 280, we have determined that our biopharmaceuticals business operates in a single segment. The chief executive officer uses global financial results to allocate resources and assess business performance. This single segment determination is supported by the global nature of our business activities, our internal management structure, and the information presented to the Board of Directors.

We have also considered the overall objective of segment disclosures set forth in ASC-280-10-10-1, which is to provide information about different types of business activities and

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different economic environments to help users of financial statements: (a) better understand an entity’s performance; (b) better assess its prospects for future cash flows; and (c) make more informed judgments about the entity as a whole. Our regional commercial organizations share many operating characteristics such as the nature of its products sold, production processes of those products, and types of customers, distribution methods and regulatory environments. Our business performance and prospects for future cash flows are heavily dependent on key product sales performance and R&D developments. We believe that our current disclosures on key product and pipeline developments, alliances and collaborations, net sales by product, net sales by region, and consolidated costs and expenses provide investors with the information they need to understand and assess our company’s performance and future prospects and reflects how management views and operates the business.

3.	Assuming your assertion that you operate in one segment is appropriate, please explain to us how your presentation of a one-segment profit measure and its reconciliation to pre-tax income from continuing operations is appropriate. Please reference for us the authoritative literature you rely upon to support your presentation. In your response, please explain to us why your segment income is not tantamount to a non-GAAP measure that is prohibited from being disclosed in your financial statements by Item 10(e)(ii)(C) of Regulation S-K.

We believe our presentation of a one-segment profit measure and its reconciliation to pre-tax income from continuing operations in the form of a table on page 69 of our 2011 Form 10-K is appropriate. ASC 280-10-50-30(b) states that a public entity shall provide reconciliations for “the total of the reportable segments’ measures of profit or loss to the public entity’s consolidated income before income taxes, extraordinary items, and discontinued operations.” While we recognize that this guidance typically applies to multiple segment presentations, we believe that separately identifying and describing all reconciling items, consisting of specified items, which are not included in our segment results, and noncontrolling interest, which is presented below pre-tax earnings in our consolidated statement of earnings, is helpful disclosure because it presents the profit measure used by our chief executive officer to allocate resources and assess business performance.

In addition, we respectfully refer to Question 104.01 of the Commission’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. The Commission states that segment information that is presented in conformity with Accounting Standards Codification 280, pursuant to which a company may determine segment profitability on a basis that differs from the amounts in the consolidated financial statements determined in accordance with GAAP, is not considered to be a non-GAAP financial measure under Regulation G and Item 10(e) of Regulation S-K.

If, however, the Staff should object to this presentation, we will revise our presentation to remove the segment income table on page 69 of our 2011 Form 10-K in our future filings.

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Form 8-K filed January 26, 2012

Exhibit 99.1

4.	In your earnings release on pages 13 and 14 you present entire statements of earnings to reconcile your GAAP earnings to non-GAAP earnings. Please provide us proposed revised non-GAAP reconciliation tables to be included in future earnings releases that remove your presentation of entire statements of earnings. Please see Question 102.10 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. Please also see Instruction 2 to Item 2.02 of Form 8-K which indicates that the provisions of Item 10(e)(1)(i) apply to these public disclosures.

We acknowledge the Staff’s comment and confirm that in all future filings, we will delete the entire statements of earnings presentation of non-GAAP net income as presented on pages 13 and 14 of Exhibit 99.1 of our Current Report on Form 8-K filed on January 26, 2012. We have attached to this Response as Annex A our proposed language and format for non-GAAP information to be provided in future earnings releases. We further advise the Staff that we used this proposed language and format in our most recent press release in Exhibit 99.1 of our Current Report on Form 8-K, filed on April 26, 2012.

In connection with these responses, BMS acknowledges that (i) BMS is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) BMS may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to this letter, please contact the undersigned at (212) 546-4852.

Sincerely,

/s/ Katherine R. Kelly

Katherine R. Kelly
Vice President & Assistant General Counsel

cc:	Alan J. Lacy, Chair of the Audit Committee, Bristol-Myers Squibb Company

Lamberto Andreotti, Chief Executive Officer, Bristol-Myers Squibb Company

Charles Bancroft, Chief Financial Officer, Bristol-Myers Squibb Company

Sandra Leung, General Counsel and Secretary, Bristol-Myers Squibb Company

Joseph C. Caldarella, Senior Vice President and Controller, Bristol-Myers Squibb Company

Robert Owens, Vice President and Assistant Controller, Bristol-Myers Squibb Company

ANNEX A

BRISTOL-MYERS SQUIBB COMPANY

RECONCILIATION OF CERTAIN NON-GAAP LINE ITEMS TO GAAP LINE ITEMS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(Unaudited, dollars in millions)

Three months ended March 31, 2012	GAAP	Specified Items*	Non GAAP

Gross Profit	$3,948	—	$3,948

Marketing, Selling and Administrative	1,002	(8)	994

Research and Development	909	(58)	851

Other (income)/expense, net	23	(69)	(46)

Effective Tax Rate	26.9%	(0.2)%	26.7%

Three months ended March 31, 2011	GAAP	Specified Items*	Non GAAP

Gross Profit	$3,668	23	$3,691

Marketing, Selling and Administrative	928	(4)	924

Research and Development	935	(103)	832

Other (income)/expense, net	(138)	76	(62)

Effective Tax Rate	22.6%	3.4%	26.0%

*	Refer to the Specified Items schedules for further details.

BRISTOL-MYERS SQUIBB COMPANY

RECONCILIATION OF NON-GAAP EPS TO GAAP EPS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(Unaudited, amounts in millions except per share data)

	Three Months Ended March 31,
	2012	2011
Net Earnings Attributable to BMS – GAAP	$1,101	$986
Earnings attributable to unvested restricted shares	(1)	(2)

Net Earnings used for Diluted EPS Calculation – GAAP	$1,100	$984

Net Earnings Attributable to BMS – GAAP	$1,101	$986
Less Specified Items*	(7)	14

Net Earnings – Non-GAAP	1,094	1,000
Earnings attributable to unvested restricted shares	(1)	(2)

Net Earnings used for Diluted EPS Calculation – Non-GAAP	$1,093	$998

Average Common Shares Outstanding – Diluted	1,706	1,714

Diluted EPS – GAAP	$0.64	$0.57
Diluted EPS Attributable to Specified Items	—	0.01

Diluted EPS – Non-GAAP	$0.64	$0.58

*	Refer to the Specified Items schedules for further details.